/Letterhead/

                              POULTON & YORDAN
                              ATTORNEYS AT LAW


                               April 3, 2007



Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

          Re:  Pacific Health Care Organization, Inc.
               Form 10-KSB/A for the Fiscal Year Ended December 31, 2005 Filed on May 17, 2002
               File No.: 000-50009

Dear Mr. Rosenberg:

     At the request of the management of Pacific Health Care Organization, Inc. (the "Company") we are responding to comments raised by the staff at the Securities and Exchange Commission in your letter dated March 6, 2007. Following are the responses to your comments.

Form 10-KSB/A for the fiscal year ended December 31, 2005
---------------------------------------------------------

Managements' Discussion and Analysis, page 4
--------------------------------------------

     1. Please refer to prior comment one. We have read your proposed disclosure and continue to believe that it could be improved. Please provide the following information in disclosure-type format:

          - Describe the nature and amount of the reclassifications made to your restated statements of operations for the years ended December 31, 2005 and 2004.

          - Quantify the amount of changes in estimates of prior period employee enrollment expenses and the amount of expenses for data management performed by third parties for all periods presented.

          - Your statement that "while the Company believes that the revenues will continue to increase, it also believes that the expenses will continue to increase" is vague. Describe and quantify your expectation for the continuing impact of enrollment and client turnover trends on future revenues and expenses.


/Footer/


Mr. Jim Rosenberg
April 3, 2007
Page 2


     As we indicated in our prior correspondence, rather than go back and amend the Company annual report for the year ended December 31, 2005, we would like to resolve these issues prospectively by providing improved disclosure in the Company's annual report for the year ended December 31, 2006.

     As the Company has now completed most of its annual report for 2006, we are including in this response, the income statement, the revised Note 5
 - Income Taxes and Note 13 - Restatement and Reclassification from the Company's financial statements for the years ended December 31, 2006 and 2005, that the Company believes responds to the staffs' comments above, as well as, the Results of Operations section from Management's Discussion and Analysis from the 10-KSB for the year ended December 31, 2006. Following these excerpts from the financial statements and 10-KSB for the 2006 fiscal year, please find a brief response to the bullet points included in your first comment.


Mr. Jim Rosenberg
April 3, 2007
Page 3

                   Pacific Health Care Organization, Inc.
                          Statements of Operations

                                                 December 31,  December 31,
                                                     2006          2005
                                                 ------------  ------------
                                                                (Restated)
Revenues
  HCO fees                                       $ 1,229,816   $ 1,399,012
  MPN fees                                           536,616       597,404
  Other                                              204,423        79,975
                                                 ------------  ------------
     Other Revenues                                1,970,855     2,076,391
                                                 ------------  ------------
Expenses
  Depreciation                                         9,540        11,341
  Consulting fees                                    134,303       104,110
  Salaries & Wages                                   696,746       750,516
  Professional fees                                  435,909       342,028
  Insurance                                          123,909        84,341
  Employee enrollment                                 55,456       116,540
  Data maintenance                                   343,992       309,017
  Bad debt expense                                         -        38,000
  General & administrative                           261,912       307,042
                                                 ------------  ------------
     Total expenses                                2,061,767     2,062,935
                                                 ------------  ------------

Income (loss) from operations                        (90,912)       13,456

Other income
  Interest income                                      2,218         2,456
                                                 ------------  ------------
     Total other income                                2,218         2,456
                                                 ------------  ------------

Income (loss) before income tax
provision (benefit)                                  (88,694)       15,912

  Income tax
   provision benefit                                 (11,243)       45,235
                                                 ------------  ------------
  Net income (loss)                              $   (77,451)  $   (29,323)
                                                 ============  ============
                                                 December 31,  December 31,
                                                     2006          2005
                                                 ------------  ------------
Basic and fully diluted earnings per share
  Earnings per share amount                      $      0.00   $      0.00
  Weighted average common shares outstanding      15,427,759    15,427,759



Mr. Jim Rosenberg
April 3, 2007
Page 4

NOTE 5   INCOME TAXES

The Company accounts for corporate income taxes in accordance with Statement of Accounting Standards Number 109 ("SFAS No. 109") "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability approach for financial accounting and reporting for income tax purposes.

The tax provision (benefit) for the year-ended December 31, 2006 and the year ended December 31, 2005 consisted of the following:

                                                     2006          2005
                                                 ------------  ------------
                                                                (Restated)
  Current
     Federal                                     $   (17,948)  $    23,216
     State                                             1,700        17,596
  Deferred
     Federal                                           4,240       (17,070)
     State                                       $       765   $    (2,550)
                                                 ------------  ------------
       Total tax provision (benefit)             $   (11,243)  $    21,192
                                                 ============  ============

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The
Company's total deferred tax liabilities, deferred tax assets, and deferred tax asset valuation allowances at December 31, 2006 and December 31, 2005 are as follows:

  Depreciation
     Federal                                     $    (1,060)  $    (2,175)
     State                                              (160)         (325)
  Reserve for bad debts
     Federal                                           6,770        12,890
     State                                             1,030         1,930
  Vacation accrual
     Federal                                           6,135         6,355
     State                                               915           945
  Charitable contribution                               985              -
                                                 ------------  ------------
       Deferred tax asset                        $    14,615   $    19,620
                                                 ============  ============

The reconciliation of income tax computed at statutory rates of income tax benefits is as follows:

  Expense at federal statutory rate              $   (26,043)  $    (2,765)
  State tax effects                                    1,700         7,707
  Non deductible expenses                             12,335        18,800
  Taxable temporary differences                        2,100        17,505
  Deductible temporary differences                    (6,340)         (435)
  Deferred tax asset valuation allowance                5,005      (19,620)
                                                 ------------  ------------
       Income tax provision (benefit)            $   (11,243)  $    21,192
                                                 ============  ============

The Company recognized a total of $45,235 in income tax expense for the year ended December 31, 2005. This amount was comprised of $21,192 for the year ended December 31, 2005 and a total of $24,043 for the prior years of 2002, 2003 and 2004. The Company failed to file tax returns for the prior years and was unaware that the state of California had suspended NOL carryforwards for those years. There was no federal income tax recognized for those years. The Company deemed this appropriate treatment since the state tax expense was not material for the years the tax was incurred.


Mr. Jim Rosenberg
April 3, 2007
Page 5

NOTE 13 -   RESTATEMENT AND RECLASSIFICATION

The Company has restated our financial statements for the year ended December 31, 2005 on May 17, 2006, to reflect certain issues identified during a regulatory review of our financial statements associated with the SEC form 10KSB filing on April 3, 2006. The Company's management and our board of directors have concluded this additional restatement of December 31, 2005 is necessary to reflect the changes described below. There was no effect on cash provided by operating activities or cash used by investing and financing activities as a result of these corrections.

Revisions affecting our statement of operations:

          The Company's Amended 2005 10KSB filed on May 17, 2006 only showed only one revenue line for year-ended 2005. The Company divided the revenue line into three subcategories which reflect the program revenue sources. The Total revenues amount did not change for 2005.

          The Company added a new expense line item "Data maintenance" to provide more transparent disclosure of data maintenance costs. This did not result in an increase in total expenses in 2006 and 2005.

          The Company reclassified the $89,664 of data maintenance fees from a particular third party provider, which had incorrectly been classified in Employment enrollment to Data maintenance.
          The Company also reclassified the balance of the data maintenance costs incurred in 2005, which was $219,353, from General and administrative to Data maintenance. This resulted in total Data maintenance costs of $309,017 for the year ended December 31, 2005.

          Also for the year-ended December 31, 2005, the Company reclassified the $23,750 income tax expense for the years 2002, 2003, and 2004 from General & administrative to the Tax expense line. Total expenses decrease by $23,750 due to the tax reclassification. The net income (loss) amount did not change.

     A summary of the effects of these changes is as follows:




Mr. Jim Rosenberg
April 3, 2007
Page 6

NOTE 13 -  RESTATEMENT AND RECLASSIFICATION   (CONTINUED)

                   Pacific Health Care Organization, Inc.
                               Balance Sheets
                    For the year ended December 31, 2005

                                As Reported in
                                 Amended 10KSB
                                  May 17, 2006   As Restated         Change
                                  ------------   ------------  ------------
                                   ASSETS
Current Assets
  Cash                            $   345,091    $   345,091   $         -
  Accounts receivable, net of
     allowance of $38,000             351,311        351,311             -
  Deferred tax asset                   19,620         19,620             -
  Prepaid expenses                     42,871         42,871             -
                                  ------------   ------------  ------------
     Total current assets             758,893        758,893             -

Property & Equipment, net
  Computer equipment                   60,922         60,922             -
  Furniture & fixtures                 24,766         24,766             -
                                  ------------   ------------  ------------
     Total property & equipment        85,688         85,688             -

     Less: accumulated
     depreciation                     (65,777)       (65,777)            -

     Net property & equipment          19,911         19,911             -
                                  ------------   ------------  ------------
     Total assets                 $   778,804    $   778,804   $         -
                                  ============   ============  ============

                   LIABILITIES AND STOCK HOLDERS' EQUITY
Current Liabilities
  Accounts payable                $    41,083    $    41,083   $         -
  Accrued expenses                    236,176        236,176             -
  Income tax payable                   40,812         40,812             -
  Unearned revenue                     35,352         35,352             -
                                  ------------   ------------  ------------
Total current liabilities             353,423        353,423             -
                                  ------------   ------------  ------------
Total liabilities                     353,423        353,423             -
                                  ------------   ------------  ------------
Commitment                                  -              -             -
                                  ------------   ------------  ------------
Shareholders' Equity
  Preferred stock; 5,000,000
     shares authorized at
     $0.001 par value; zero
     shares issued and
     outstanding
  Common stock; 50,000,000
     shares authorized at
     $0.001 par value;
     15,427,759 shares issued
     and Outstanding                   15,428         15,428             -
  Additional paid-in-capital          603,148        603,148             -
  Accumulated (deficit)              (193,195)      (193,195)            -
                                  ------------   ------------  ------------
     Total stockholders' equity       425,381        425,381             -
                                  ------------   ------------  ------------
     Total liabilities and
     stockholders' equity         $   778,804    $   778,804   $         -
                                  ============   ============  ============

     (a)  Reclassification of revenue line into subcategories
     (b)  Reclassification of tax expense
     (c) Reclassification of employee data maintenance fee to General & administrative

Mr. Jim Rosenberg
April 3, 2007
Page 7
                   Pacific Health Care Organization, Inc.
                          Statements of Operations
                    For the year ended December 31, 2005

                                As Reported in
                                 Amended 10KSB
                                  May 17, 2006   As Restated         Change
                                  ------------   ------------  ------------
Revenues                          $ 2,076,391    $         -   $(2,076,391)  (a)
HCO fees                                    -      1,399,012     1,399,012   (a)
MPN fees                                    -        597,404       597,404   (a)
Other                                       -         79,975        79,975   (a)
                                  ------------   ------------  ------------
     Total revenues                 2,076,391      2,076,391             -
                                  ------------   ------------  ------------
Expenses
  Depreciation                         11,341         11,341             -
  Consulting fees                     104,110        104,110             -
  Salaries & wages                    750,516        750,516             -
  Professional fees                   342,028        342,028             -
  Insurance                            84,341         84,341             -
  Employee enrollment                 206,204        116,540       (89,664)  (c)
  Data maintenance                          -        309,017       309,017   (c)
  Bad debt expense                     38,000         38,000             -
  General & administrative            550,145        307,042      (243,103)  (c)
                                  ------------   ------------  ------------
Total expenses                      2,086,685      2,062,935       (23,750)  (b)
                                    ------------   ------------  ------------
Income (loss) from operations         (10,294)        13,456         23,750  (b)

Other income
  Interest income                       2,456          2,456             -
                                  ------------   ------------  ------------
     Total other income                 2,456          2,456             -
                                  ------------   ------------  ------------
Income (loss) before income
  Tax provision (benefit)              (7,838)        15,912        23,750   (b)

     Income tax
     provisions (benefit)              21,485         45,235        23,750   (b)
                                  ------------   ------------  ------------
     Net income (loss)            $   (29,323)   $   (29,323)  $         -
                                  ============   ============  ============
Basic earnings per share:
  Earnings per share amount       $         -    $         -   $         -
  Weighted average common
     shares outstanding            15,427,759     15,427,759             -

Fully diluted earnings per share:
---------------------------------

  Earnings per share amount       $         -    $         -   $         -


  Weighted average common
     shares outstanding            15,427,759     15,427,759             -



(a)  Reclassification of revenue line into subcategories
(b)  Reclassification of tax expense
(c) Reclassification of fees for data maintenance from Employee enrollment and General & administrative to Data Maintenance

Mr. Jim Rosenberg
April 3, 2007
Page 8

Results of Operations
---------------------

     For many years, workers' compensation costs in the State of California have been high. This has led employers to leave the state to avoid these excessive costs. The legislature of California has been actively involved in attempting to control workers' compensation costs. Since 1993, the legislature in California has enacted various laws designed to introduce alternatives to the traditional model of worker's compensation. These laws have focused on giving the employer greater control over the medical treatment of the injured worker for a longer period of time.

     Under the traditional model of workers' compensation insurance coverage, the employer controls the selection of the medical provider for the first 30 days after the injury is reported. Thereafter the employee chooses the treating physician and the employer has no further control over the treatment of the patient.

     In 1993 the California legislature passed a bill that established Health Care Organizations. An HCO is a network of health care professionals specializing in the treatment of workplace injuries and in back-to-work rehabilitation and training. The benefit of the HCO to an employer is two-fold. First, the employer is able to control the medical treatment of the injured employee for 90 to 180 days rather than just during the first 30 days. Second, the HCO provides the employer a network of trained providers who specialize in treating injured workers to which it can refer its injured employees.

     Under the HCO guidelines, all HCOs are required to collect from each enrolled employer annual fees that are passed on to the DWC. These fees include an annual fee per employee enrolled at the end of the calendar year. The HCO guidelines also impose certain data reporting requirements on the HCO and annual enrollment notice delivery requirements. These requirements increase the administrative costs of an HCO.

     In 2004, the California legislature enacted new laws that created Medical Provider Networks. Like an HCO, an MPN is a network of health care professionals, although MPN networks do not require the same level of medical expertise in treating employees' work place injuries. Under an MPN program, the employer dictates which physician the injured employee will see for the initial visit. Thereafter, the employee can choose to treat with any physician within the MPN network. Under the MPN program, however, for as long as the employee seeks treatment for his injury, he can only seek treatment from physicians within the MPN network.

     By virtue of the Company's continued certification as an HCO, the Company was statutorily deemed to be qualified as an approved MPN on January 1, 2005. Because the Company already had qualified networks in place through its HCO program, the Company began offering MPN services in January 2005. As a licensed HCO and MPN, Medex is able to offer its clients an HCO program, an MPN program and a hybrid of the HCO and MPN programs. Under this hybrid model, an employer can enroll its employees in the HCO program, then prior to the expiration of the 90 or 180 day treatment period under the HCO program, the employer can enroll the employee into the MPN program. This allows employers to take advantage of both programs. Medex is currently the only entity that offers both programs together in its hybrid program.


Mr. Jim Rosenberg
April 3, 2007
Page 9

     Unlike HCOs, MPNs are not assessed the annual enrollee fee that must be paid to the DWC. MPNs have fewer data reporting obligations and no annual enrollment notice delivery requirements. MPN's are only required to provide an enrollment notice at the time the employee first joins the MPN and a second notice must be delivered to the employee at the time he suffers a workplace injury. Because there is no annual fee, and there is less administrative burden upon the employer with an MPN, the primary growth in the Company's business during the 2006 fiscal year was in the number of enrollees in our MPN program.


     Comparison of the years ended December 31, 2006 and 2005
     --------------------------------------------------------

     Despite a 27% increase in the number of employee enrollees during 2006, total revenues decreased 5% to $1,970,855 as we lost some HCO clients and as increased competition for MPN services led to lower prices.

     During the year ended December 31, 2006, we had approximately 157,000 total enrollees. This was made up of approximately 49,000 HCO clients and 108,000 MPN clients. By comparison during the year ended December 31, 2005 we had approximately 124,000 enrollees, including approximately 66,000 HCO enrollees and approximately 58,000 MPN enrollees. The 26% decrease in HCO enrollees is the result of losing approximately 11% of our HCO customers to other workers' compensation providers while approximately 15% of our own HCO customers converted to our MPN program. The 86% increase in our MPN enrollees is the result of a 69% increase in enrollment of new MPN customers coupled with the aforementioned conversions of some of our own HCO clients to our MPN program.

     During the 2006 fiscal year, we experienced a 12% decrease in revenue from HCO fees. This reduction in HCO revenue is directly attributable to the decrease in the number of HCO enrollees compared to fiscal 2005. Barring legislative changes to reduce or eliminate government fees and otherwise reduce the costs and burdens of administering an HCO program to allow HCOs to be more price competitive with MPNs, we expect that enrollment in our HCO program will continue to decrease. Based on a review of the expiration dates of current contracts with our existing HCO clients, and our experience over the past year, we anticipate that during fiscal 2007, we will experience a 3% decrease in total HCO enrollees. We anticipate this will lead to a 3% decrease in HCO revenue in fiscal 2007.

     Despite an 86% increase in MPN enrollees in 2006, we realized an 11% decrease in MPN fees. The average fee we charged per MPN enrollee in during 2006 was 58% lower than in 2005 as increased competition in the MPN market required us to lower our enrollment fees to remain competitive in the market. We expect the number of MPN enrollees and correspondingly revenue from MPN clients to increase 7% during 2007. Based on our research, we expect that rates for MPN services will level off and we will not continue to experience the significant reductions in MPN fees per enrollee that we experienced during 2006.


Mr. Jim Rosenberg
April 3, 2007
Page 10

     During the year ended December 31, 2006, other revenue increased 156% to $204,423. The primary component of other revenue is nurse case management. We retain nurses on our staff who, at the request of our customers, will review the medical portion of a claim on behalf of our employer clients, claims managers and injured workers. We offer nurse case management services to our customers on an optional basis. We charge an additional fee for nurse case management services. We anticipate that demand for and revenue from nurse case management will increase 18% in 2007 as a result of more customers availing themselves of this service.

     We expect the aforementioned 3% decrease in HCO fees to more than offset the expected 7% increase in MPN fees and the anticipated 18% increase in other revenue and will result in an overall decrease in total revenue of approximately 3% in 2007.

     Total expenses remained flat during the year ended December 31, 2006 compared to 2005, decreasing less than 1%. We expect total expenses to be approximately 17% lower during the 2007 fiscal year, primarily as a result of settling the aforementioned lawsuit during 2006.

     During the year ended December 31, 2006, consulting fees increased to $134,303 from $104,110 during the year ended December 31, 2005. This increase in consulting fees was primarily due to a former executive officer of Medex leaving his position during 2006 and becoming a consultant.
During 2006 we also realized a 29% increase in consulting fees as a result of a 274% increase in the use of outside temporary help. We anticipate that consulting fees will increase approximately 37% in 2007 as we continue to retain the consulting services of the former Medex executive officer.

     Salaries and wages decreased $53,770 or 7% during the year ended December 31, 2006. The decrease in salaries & wages is attributable to the aforementioned resignation of the former Medex executive officer. We expect salaries and wages to be approximately 13% lower in 2007 as a result of the reduction in overall salaries and wages from the resignation of the former Medex executive officer. As discussed above, however, we expect this decrease in salaries and wages in 2007 will be largely offset by the corresponding increase in consulting fees.

     For the year ended December 31, 2006, we incurred professional fees of $435,909 compared to $342,028 during the year ended December 31, 2005. The increase in professional fees in 2006 is largely attributable to increased legal fees incurred in defending the Company in the legal proceeding brought by Marvin Teitelbaum and Peter Alexakis. We also realized increase professional fees during fiscal 2006 in connection with compliance with the reporting obligations of the Company under the Exchange Act of 1934. We expect professional fees to be about 66% lower in 2007 as a result of the settlement of the lawsuit against the Company during 2006.


Mr. Jim Rosenberg
April 3, 2007
Page 11

     During the year ended December 31, 2006, we incurred insurance expenses of $123,909, a $39,568 increase over the prior year. The increase in 2006 is related to an increase in professional liability insurance premiums and acquiring directors and officers liability insurance coverage. We do not expect insurance expense to increase materially in 2007.

     Employee enrollment decreased $61,084 to $55,456 during the year ended December 31, 2006, compared to the year ended December 31, 2005. As an HCO, we are required to pay a fee to the State of California Division of Workers' Compensation for each person enrolled at the end of the calendar year in our HCO program. The decrease in employee enrollment expenses in the year ended December 31, 2006 reflects the decreased number of persons enrolled in our HCO program as compared to the same period ended 2005.
Part of the decrease in enrollment expense in 2006 was also the result of our over estimating employee enrollment fees during 2005. We anticipate employee enrollment expenses to decrease 3% in 2007 consistent with the anticipated decrease in HCO enrollment for the same period.

     Under regulations applicable to HCOs and MPNs we are required to comply with certain data reporting and document delivery obligations. We currently contract out much of these data reporting and document delivery obligations to third parties. The costs we incur to meet these data reporting and document delivery requirements are reflected in our financial statements as Data maintenance.

     Data maintenance costs are impacted by several factors, including the overall mix of enrollees in our HCO and MPN programs and the number of new enrollees during the year. HCOs are required to deliver enrollment notices annually to each HCO enrollee. By comparison, MPNs are required to deliver an enrollment notice only at the time of initial enrollment and at the time an enrollee is injured. As a result, after the first year, data maintenance fees for MPN enrollees are consistently about 50% lower than data maintenance costs per HCO enrollee. Therefore, depending on the mix of HCO and MPN enrollees and the number of new MPN enrollees versus ongoing MPN enrollees, our data maintenance costs may vary significantly from year to year even in years when our overall enrollment does not change materially.

     Data maintenance fees may also vary significantly from employee enrollment fees in any given year. Employee enrollment fees are determined based on the number of HCO enrollees at the end of the calendar. Employee enrollment fees do not take into account fluctuations in HCO enrollees during the year. By comparison, data maintenance fees are billed as services are provided. Therefore, as we experienced in 2006, we may have years when HCO enrollment is higher during the year than it is at the end of the calendar year, resulting in variances in data maintenance fees and employee enrollment fees in a given year.



Mr. Jim Rosenberg
April 3, 2007
Page 12

     Finally, data maintenance fees are also impacted by the prices we can negotiate with our third party service providers.

     During 2006 we experienced a 26% decrease in HCO enrollees and an 86% increase in MPN enrollees, resulting in an overall enrollment increase of 27%. Data maintenance fees increased 12% during the 2006 fiscal year. The increase in data maintenance fees is attributable to the increase in total enrollment offset by the somewhat lower data maintenance costs associated with the renewal of MPN enrollees from 2005.

     During 2007 we expect data maintenance fees will decrease approximately 5% as a result of negotiation of lower printing costs with a vendor and fewer HCO enrollees.

     Bad debt expense was $0 for the year ended December 31, 2006 as compare to $38,000 for year ended December 31, 2005. A reserve was established during 2005 for several past due accounts. We incurred no bad debt expense in fiscal 2006. We do not expect to incur any bad debt in 2007.

     General and administrative expenses decreased nearly 15% to 261,912 during the year ended December 31, 2006. This decrease in general & administrative expense was attributable to lower advertising cost and shareholders' meeting expense. We do not expect a significant change in general and administrative expenses in the upcoming fiscal year.

     The 5% decrease in our total revenue more than offset the less than 1% decrease in total expenses during 2006, resulting in a loss from operations $90,912 compared to income from operations of $13,456 during 2005.

     Because we realized a loss from operations in 2006, we realized a net operating loss carryforward, or income tax benefit, of $11,243. By comparison, during fiscal 2005 we realized income tax expense of $45,235 related to taxes for 2002 - 2005. Since inception we have realized net losses for book purposes. We did not file tax returns until 2006 for the fiscal year ended 2005. At that point, all prior year Federal and state tax returns were filed. For Federal purposes, due to the net operating loss carryforwards, no income tax was due. For California state purposes, however, taxes were due because California suspended net operation loss carryforwards during 2002 and 2003. As a result of the suspension of net loss carryforwards in the state of California, we owed state income taxes in the amount aggregate amount of $21,485 for the 2002, 2003 and 2004 fiscal years. For the year ended December 31, 2005, there were taxes due in the amount of $23,750. Since the amount of the tax in any of these years was immaterial, the Company decided to expense the amount in the 2005 year.


Mr. Jim Rosenberg
April 3, 2007
Page 13


     As a result of decreasing revenue that was only partially offset by a decrease in total expenses, we realized a net loss of $77,451 for the year ended December 31, 2006, compared to net loss of $29,323 during the year ended December 31, 2005. In 2007, we anticipate that a projected 37% increase in consulting fees will be more than offset by a 13% decrease in salaries and wages, and a 66% decrease in professional fees to result in a 15% decrease in total expenses in 2007. We expect this 15% decrease in total expenses will more than offset the projected 3% decrease in total revenue in 2007, resulting in a net profit in 2007.

     - Describe the nature and amount of the reclassification made to your restated statement of operations for the years ended December 31, 2005 and 2004.

     As stated above, rather than amend the annual report for year ended December 31, 2005, the Company would like to resolve the staffs' comment prospectively in the 2006 annual report. Please see note 13 above discussing the restatement of the 2005 financial statements. Following please also find a brief narrative discussion of the changes statement of operations for the 2005 fiscal year.

Revenues
--------

     As noted in Note 13, total revenue did not change as a result of the restatement. The Company simply separated revenue into three individual line items to more clearly reflect revenues generated by "HCO fees", "MPN fees" and "Other."

Employee Enrollment
-------------------

     As shown in Note 13, employee enrollment for 2005 has been restated from $206,204 to $116,540, a reduction of $89,664. During 2005, the
Company incorrectly classified the fees from one third party data maintenance service provider totaling $89,664 as Employee enrollment fees. These fees have now been reclassified to Data maintenance expense.
Employee enrollment now reflects only the Department of Industries Workers' Compensation ("DWC") state mandated fee that we are required to pay to the State of California. All data maintenance fees have been reclassified to Data maintenance.

Data Maintenance
----------------

     As noted in Note 1 the Company has reclassified Data maintenance fees to its own separate line item in the financial statements for the fiscal years ended December 31, 2006 and 2005. For 2005 $309,017 was reclassified from Employee enrollment and General & administrative to Data maintenance. This reclassification did not result in a change in Total expenses.


Mr. Jim Rosenberg
April 3, 2007
Page 14



General and Administrative
--------------------------

     Note 13 discloses that General and administrative expense for 2005 has been restated from $550,145 to $307,042, a decrease of $243,103. This decrease is the result of a $219,353 decrease resulting from the reclassification of Data maintenance fees from General and administrative to Data maintenance coupled with the reclassification of $23,750 attributable to income tax expense for fiscal years 2002, 2003 and 2004, which had previously been included General and administrative expense as discussed in more detail in Note 5. Tax expense for the 2002-2004 fiscal years has been reclassified to Tax expense.

Total expenses
--------------

     As a result of the reclassification of the $23,750 from General and administrative to Tax expense, Total expenses decreased by $23,750.

Income (loss) from operations, Income (loss) before taxes and Tax expense
-------------------------------------------------------------------------

     As a result of reclassifying the $23,750 attributable to income taxes for 2002, 2003 and 2004 from General and administrative to Tax expense, Income (loss) from operations, Income (loss) before taxes and Tax expense all increased $23,750.

     - Quantify the amount of changes in estimates of prior period employee enrollment expenses and the amount of expenses for data management performed by third parties for all periods presented.

     As explained above in Employee Enrollment, during 2005, the Company incorrectly recorded in Employee enrollment $89,664 of data maintenance fees from a particular third party provider. The Company has reclassified this $89,664, from Employee enrollment to General and administrative. As a result employee enrollment expense for the year ended December 31, 2005 decreased to $116,540, which, as discussed above represents the amount paid to the DWC. Following the reclassification, Data maintenance for 2005 was $309,017. Data maintenance for 2006 increased to $343,992 as a result of the shifting composition of our mix of enrollees and enhanced data reporting and document delivery regulations imposed on both HCOs and MPNs. This is explained in greater detail above in Data Maintenance.

     - Your statement that "while the Company believes that revenues will continue to increase, it also believes expenses will continue to increase" is vague. Describe and quantify your expectations for the continuing impact of enrollment and client turnover trends on future revenues and expenses.

     The Company has removed this statement from the MD&A and has included disclosure quantifying its expectations for the continuing impact of enrollment and client turnover trends on future revenues as expenses.



Mr. Jim Rosenberg
April 3, 2007
Page 15


Notes to Financial Statements
-----------------------------

Note 5. Income Taxes, page 26
-----------------------------

     2. Your responses and revised disclosure to prior comments two and three do not appear to correct Note 5. In particular, the tax provisions for 2005 and 2004 do not agree with the corresponding amounts in your revised Statements of Operations shown on page 2 of your letter and do not explain the changes to deferred tax assets and any valuation allowances. Therefore, we reissue these comments.

     The income statement and Note 5 to the financial statements have been revised to correspond to each other and an explanation has been added to
Note 5 to reconcile the tax note to the income statement.

     3. Please refer to your response to prior comment four. Please explain your basis for determining your materiality thresholds, specifically addressing the impact of these errors on income
          (loss) before taxes for each year including 2005. Correct the erroneous amounts for total assets presented in your response and explain why the sum of the state tax expense for each year in the period 2002-2004 does not agree to the corresponding amount recorded in 2005.

     The Company based their materiality threshold determination on the percentage of the error in relation to total revenue. In no year from 2002-2004 did the income tax expense exceed 1% of total revenue. In 2002, the tax expense was $4,229 and total revenue was $653,427, resulting in the tax expense being 0.65% of total revenue. In 2003, the tax expense was $10,391. Revenue was $1,097,930. So, tax expense in 2003 was 0.95% of total revenue. In 2004, tax expense was $9,423, while revenue was $1,671,994. Tax expense in 2004 was 0.56% of total revenue.

     The Company believes all errors and inconsistencies have been resolved in the proposed updated disclosures included in this response.


     Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

                                   Very truly yours,

                                   POULTON & YORDAN


                                   Richard T. Ludlow
                                   Attorney at Law